Exhibit 99.1

YAMANA PROVIDES NOTICE OF FIRST QUARTER 2017 RESULTS RELEASE AND ANNUAL MEETING

TORONTO, ONTARIO, April 4, 2017 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or "the Company") will release its first quarter 2017 operational and financial results after market close on May 3, 2017, followed by a conference call and webcast on May 4, 2017, at 8:30 a.m. ET.  Additionally, the Company will host its annual meeting of shareholders on May 4, 2017, at 11:00 a.m. ET and an Investor Day on the afternoon of May 5, 2017.  Details for these events are as follows:

First Quarter 2017 Conference Call

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	1147900

The conference call replay will be available from 12:00 p.m. ET on May 4, 2017, until 11:59 p.m. ET on May 18, 2017.

Annual Meeting of Shareholders

The annual meeting of shareholders will take place on May 4, 2017, at 11:00 a.m. ET at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live webcast including slide presentation will be accessible through Yamana's website.

Investor Day

The Company will be hosting an Investor Day on May 5, 2017, and will provide a live webcast of the event from 1:00 p.m. ET to 5:00 p.m. ET.  Yamana's senior management will present an update on the Company's strategy, operational outlook, development projects, exploration programs and financial performance.

The live webcast of the Investor Day presentation will be accessible through Yamana's website, and the presentation will be available for download after the event.

For further information on the conference call, annual meeting of shareholders or Investor Day, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com
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